SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Fly Leasing Limited

(Name of Issuer)

American Depositary Shares, each representing one common share, par value $0.001 per share

(Title of Class of Securities)

34407D109

(CUSIP Number)

Carlyle Aviation Services V UGP Ltd.

Carlyle Aviation Services V LP

SASOF International Master Fund V LP

Carlyle Aviation Elevate Ltd.

William D. Hoffman

Robert G. Korn

c/o Carlyle Aviation Partners Ltd.

848 Brickell Avenue, Suite 500, Miami, Florida 33131

305-579-2340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Carlyle Aviation Services V UGP Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2€ ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.18%(2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Carlyle Aviation Services V LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.18%(2)
14.	Type of reporting person (see instructions) PN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. SASOF International Master Fund V LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.18%(2)
14.	Type of reporting person (see instructions) PN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Carlyle Aviation Elevate Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.18%(2)
14.	Type of reporting person (see instructions) CO, HC

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. William D. Hoffman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.18%(2)
14.	Type of reporting person (see instructions) IN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

SCHEDULE 13D

CUSIP No. 34407D109

1.	Name of reporting person. Robert G. Korn
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,722,456(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,722,456
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.18%(2)
14.	Type of reporting person (see instructions) IN

(1)	Beneficial ownership of 3,722,456 ADSs (as defined below) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by a reporting person that it is the beneficial owner of the ADSs subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
(2)	Based on the number of ADSs outstanding as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

This statement on Schedule 13D (the “Statement”) represents the initial statement on Schedule 13D jointly filed by Carlyle Aviation Services V UGP Ltd., Carlyle Aviation Services V LP, SASOF International Master Fund V LP, Carlyle Aviation Elevate Ltd., William D. Hoffman and Robert G. Korn with respect to Fly Leasing Limited, a Bermuda exempted company (the “Company” or the “Issuer”), with the United States Securities and Exchange Commission (the “Commission”).

Item 1.	Securities and Issuer

This Statement relates to the American Depositary Shares, each representing one common share, par value $0.001 per share (the “ADSs”), of the Issuer. The address of the Issuer’s principal executive office is West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland.

The Issuer’s ADSs, evidenced by American Depositary Receipts, each representing one common share, are listed on the New York Stock Exchange under the symbol “FLY.”

Item 2.	Identity and Background

(a)	This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Carlyle Aviation Services V UGP Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Carlyle Services UGP”), (2) Carlyle Aviation Services V LP, a Cayman Islands exempted limited partnership (“Carlyle Services”), (3) SASOF International Master Fund V LP, a Cayman Islands exempted limited partnership (“Master Fund”), (4) Carlyle Aviation Elevate Ltd., an exempted company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of Master Fund (“Parent”), (5) William D. Hoffman and (6) Robert G. Korn. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto. Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the name, (b), the citizenship, (c) present principal occupation or employment and (d) name, principal business address of any corporation or other organization in which such employment is conducted, of each director and officer of the Reporting Persons.

(b)	The business address for each of William D. Hoffman and Robert G. Korn is 848 Brickell Avenue, Suite 500, Miami, FL 33131. The business address for each of Carlyle Services UGP, Carlyle Services, Master Fund and Parent is c/o Walker Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(c)	The principal business of Carlyle Services UGP is to serve as the general partner of Carlyle Services. The principal business of Carlyle Services is to serve as the general partner of funds managed by affiliates of Carlyle Aviation Partners Ltd., including Master Fund. Carlyle Aviation Partners Ltd. is the commercial aviation investment and servicing arm within The Carlyle Group’s $56 billion Global Credit Platform with a team of over 90 employees and offices in the United States, Ireland and Singapore. Master Fund is a strategic investment fund sponsored by Carlyle Aviation Partners Ltd. that invests in aircraft and aircraft-related assets. The principal business of Parent is to engage in the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 27, 2021, by and among the Issuer, Parent and Carlyle Aviation Elevate Merger Subsidiary Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), and the other agreements to which it is a party, each of which are described in Item 3 of hereof. The principal business of Messrs. Hoffman and Korn is investment activities in the aircraft leasing, servicing, management and financing industry.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization of each of Carlyle Services UGP, Carlyle Services, Master Fund, Parent and Messrs. Hoffman and Korn are set forth in the following table:

Name	Citizenship or Place of Organization
1. William D. Hoffman	United States of America
2. Robert G. Korn	United States of America
3. Carlyle Aviation Services V UGP Ltd.	Cayman Islands
4. Carlyle Aviation Services V LP	Cayman Islands
5. SASOF International Master Fund V LP	Cayman Islands
6. Carlyle Aviation Elevate Ltd.	Cayman Islands

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 3.

The payment of the Merger Consideration (as defined below) and fees and expenses associated with the Merger (as defined below) will be funded by SASOF V LP and SASOF Offshore V LP. SASOF V LP and SASOF Offshore V LP will provide a limited guarantee in an amount sufficient to fund the Merger Consideration and other costs associated with the Merger, as further described below under “Limited Guarantee”.

Merger Agreement

On March 27, 2021, the Issuer entered into the Merger Agreement with Parent and Merger Sub.  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as the continuing company in the merger and becoming a wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger is structured as a statutory merger pursuant to the Companies Act 1981 of Bermuda, as amended (the “Companies Act”). The independent and disinterested members (the “Independent Directors”) of the board of directors of the Issuer (the “Board”) unanimously approved the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, each common share, par value $0.001, of the Company (a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), including shares represented by ADSs, will be canceled and converted into the right to receive $17.05 in cash (the “Merger Consideration”), without interest, subject to deduction for any required withholding tax, other than (i) Shares held in the treasury of the Issuer or owned, directly or indirectly, by the Issuer, Parent, Merger Sub or any wholly-owned subsidiary of the Issuer (in each case, other than any Shares held on behalf of third parties), and (ii) Shares (excluding Shares represented by ADSs) held by any registered holder of Shares who did not vote in favor of the Merger and complied with all of the provisions of the Companies Act concerning the right of holders of Shares to require appraisal of such holder’s Shares pursuant to Section 106(6) of the Companies Act.

Upon the effectiveness of the Merger, each outstanding stock appreciation right (each, an “Issuer SAR”) that was granted under the Issuer’s 2010 Omnibus Incentive Plan will be canceled and the Issuer will pay to each former holder of any such canceled Issuer SAR an amount (without interest, and subject to deduction for any required withholding tax in accordance with the Merger Agreement) equal to the product of (i) the excess (if any) of the Merger Consideration over the applicable exercise price of such Issuer SAR and (ii) the number of Shares subject to such Issuer SAR; provided, that if the exercise price of any such Issuer SAR is equal to or greater than the Merger Consideration, such Issuer SAR will be canceled without any consideration (including any cash payment) being made in respect thereof.

Consummation of the Merger is subject to customary conditions, including (i) the affirmative votes of a majority of the votes cast by holders of Shares and Manager Shares (as defined below) (voting together) of the Issuer present or represented by proxy and voting at a meeting of the Issuer’s shareholders (the “Issuer Shareholders Meeting”) at which two or more persons are present in person at the start of the Issuer Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued shares of the Issuer, or, in the event that the Bye-law Amendment (as defined below) contemplated in the Merger Agreement is not approved, by the affirmative votes of 75% of the votes cast by holders of Shares and Manager Shares (voting together) of the Issuer present or represented by proxy and voting at the Issuer Shareholders Meeting at which two or more persons are present in person at the start of the Issuer Shareholders Meeting and representing in person or by proxy in excess of 33 1/3% of the total issued shares of the Issuer, (ii) the absence of any law or order prohibiting the consummation of the Merger, (iii) the expiration or termination of any waiting period, and the receipt of any required approval, under applicable antitrust laws, (iv) the absence of a material adverse effect on the Issuer, (v) the accuracy of the representations and warranties of each party in the Merger Agreement (which are subject to an overall material adverse effect qualification or other materiality qualifications) and (vi) compliance in all material respects by each party with its covenants under the Merger Agreement.

The Independent Directors also unanimously approved and adopted an amendment to the Issuer Bye-Laws (as defined below) (the “Bye-law Amendment”), which, if approved by the shareholders, will insert the words “or merger” immediately following each occurrence of the word “amalgamation” in Section 73 of the Issuer Bye-Laws.  The Bye-law Amendment will have the effect of reducing the voting threshold required for the Merger to that required for an amalgamation.  This threshold required for approving the Merger would consequently be the affirmative votes of a majority of the votes cast by holders of Shares and Manager Shares (voting together) of the Issuer present or represented by proxy and voting at the Issuer Shareholders Meeting at which two or more persons are present in person at the start of such Issuer Shareholders Meeting and representing in person or by proxy in excess of 25% of the total issued shares of the Issuer.

The Merger Agreement contains customary representations and warranties of the Issuer, Parent and Merger Sub.  The Merger Agreement also contains customary covenants, including, among others, a covenant by the Issuer to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of activities during such period.  The Issuer has also agreed not to, during the pendency of the Merger, solicit alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement includes a remedy of specific performance for the Issuer, Parent and Merger Sub.  The Merger Agreement also includes customary termination provisions for both the Issuer and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Issuer to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Issuer will be required to pay a termination fee of an amount in cash equal to $15,600,000 (the “Termination Fee”).

The representations, warranties and covenants of the Issuer contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub.  In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in any reports filed by the Issuer with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and Merger Sub in the disclosure letter delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Issuer or its business.  In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.  Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer or any of its subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Issuer that is or will be contained in, or incorporated by reference into, the Forms 20-F and other documents that the Issuer files with the SEC.

Sub-Servicing Agreement

On March 27, 2021, the Issuer entered into a sub-servicing agreement (the “Sub-Servicing Agreement”) with BBAM US LP (“BBAM US”), BBAM Aviation Services Limited (“BBAM Ireland”), Fly Leasing Management Co. Limited (the “Manager”), Parent and an affiliate of Parent, which provides, among other things, that effective as of, and subject to and conditioned upon the occurrence of, the effectiveness of the Merger, (i) the management agreement between the Issuer and the Manager shall be terminated, (ii) subject to Section 42 of the Companies Act, the shares authorized pursuant to Section 4.1(b) of the Amended and Restated Bye-Laws of the Issuer (the “Issuer Bye-Laws”) held by the Manager (each, a “Manager Share”) will be automatically redeemed for their par value in accordance with the terms of the Sub-Servicing Agreement and bye-law 4.3 of the Issuer Bye-Laws and, upon such redemption, all Manager Shares shall be canceled and shall not be re-issued and (iii) the Manager will receive an amount equal to a change of control fee and a termination fee, each as provided in the management agreement. In addition, under the Sub-Servicing Agreement, an affiliate of Parent will provide administrative and management services with respect to certain aviation assets owned directly or indirectly by the Issuer.

Assignment and Assumption Agreement

On March 27, 2021, the Issuer entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with BBAM Elevate Limited Partnership (“BBAM Elevate”) and BBAM Limited Partnership, pursuant to which BBAM Elevate shall assume all of the Issuer’s rights and obligations under certain contracts with Air Asia Group Berhad and its affiliates, on the terms and conditions set forth therein.

Voting Agreements

Additionally, on March 27, 2021, each of Summit Aviation Partners LLC, a Delaware limited liability company (“SAP”), SZ Services Puerto Rico LLC, a Puerto Rico limited liability company (“SZ Services”), and Coral Blue Investment Pte Ltd., a company established under the Companies Act of the Republic of Singapore, and an affiliate of GIC Private Limited (“Coral Blue” and, together with SAP and SZ Services, each a “Supporting Shareholder” and collectively, “Supporting Shareholders” ) separately entered into a voting agreement (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) in substantially the same form with Parent.

Pursuant to the Voting Agreements, during the term (and subject to the terms and conditions) of the applicable Voting Agreement, each of SAP, SZ Services and Coral Blue agreed to vote all of its ADSs, constituting 1,610,717, 182,908 and 1,928,831 ADSs, respectively, and 3,722,456 ADSs in the aggregate, in favor of the adoption of the Merger Agreement and the other transactions contemplated in the Merger Agreement.

Debt Financing

The consummation of the Merger will constitute a “Change of Control” (as defined in the Third Supplemental Indenture, dated as of October 16, 2017 (the “Supplemental Indenture”)), between the Issuer and Wells Fargo Bank, National Association, as trustee (the “Trustee”), to the Indenture, dated December 11, 2013, between the Issuer and the Trustee (the “Base Indenture” and, as amended and supplemented by the Supplemental Indenture, and as further amended and supplemented from time to time, in each case, in respect of the Existing Notes (as defined below), the “Existing Indenture”) with respect to the Issuer’s existing 5.250% Senior Notes due 2024 (the “Existing Notes”).  In accordance with the Existing Indenture, the Issuer will be required to make a Change of Control Offer (as defined in the Existing Indenture) upon consummation of the Merger.

While Parent and the Issuer are still considering alternatives with respect to the Existing Notes, Parent obtained a commitment from Royal Bank of Canada (“Royal Bank”) and RBC Capital Markets (“RBCCM” and together with Royal Bank, “RBC”) pursuant to which RBC would, subject to certain conditions, provide certain debt financing to the Issuer to pay for any of the Existing Notes repurchased by the Issuer in the Change of Control Offer, under certain circumstances.   However, if the Issuer is ultimately required to make the Change of Control Offer, it may determine to finance the offer with cash on hand, the issuance of additional equity to affiliates of the Parent or through the issuance of debt, which may include debt borrowed in connection with the RBC commitment.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, SASOF V LP and SASOF Offshore V LP (together, the “Guarantors”), entered into a limited guarantee (the “Limited Guarantee”), with the Issuer, pursuant to which the Guarantors irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s Merger Consideration, termination fee and certain other reimbursement and indemnification obligations of Parent, each under the Merger Agreement.

The descriptions of the Merger Agreement, the Sub-Servicing Agreement, the Assignment and Assumption Agreement, the Voting Agreements and the Limited Guarantee set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Sub-Servicing Agreement, the Assignment and Assumption Agreement, the form of Voting Agreement and the Limited Guarantee, which have been filed as Exhibits 2, 3, 4, 5 and 6, respectively, to this Statement and are incorporated herein by reference.

Item 4.	Purpose of Transaction

This Statement is being filed in connection with the Merger Agreement and the Voting Agreements, and the transactions contemplated thereby. The description of those agreements in Item 3 are incorporated herein by reference.

Upon the consummation of the Merger, each common share, par value $0.001 of the Issuer issued and outstanding, including shares represented by ADSs will be converted automatically into and shall thereafter represent the right to receive $17.05 in cash, without interest, and subject to deduction for any required withholding tax in accordance with the Merger Agreement. Each Share held in the treasury of the Issuer or owned, directly or indirectly, by the Issuer, Parent, Merger Sub or any wholly-owned subsidiary of the Issuer shall be canceled and shall cease to exist, without any repayment of capital in respect thereof, and no consideration shall be delivered in exchange thereof, for the avoidance of doubt, Shares reserved for issuance upon exercise of the Issuer SARs, shall be released and shall no longer be reserved.

Following the consummation of the Merger pursuant to the terms of the Merger Agreement: (a) the Issuer shall be wholly-owned by Parent; (b) the board of directors of the Issuer shall consist of the board of directors of Merger Sub; (c) the memorandum of association and bye-laws of the Issuer shall be amended in accordance with the Merger Agreement; and (d) the Issuer’s memorandum of association will provide for 100 shares, par value $0.001 per share.

Following the Merger, the Shares will no longer be listed on the New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Act will be terminated.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 4. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 2 and 5, respectively to this Statement.

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Statement and the information set forth or incorporated by reference in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a-b) The following disclosure assumes there are 30,481,069 Shares outstanding, including ADSs, which the Issuer represented in the Merger Agreement to be the number of Shares outstanding as of March 24, 2021. The following disclosure also assumes that the Supporting Stockholders beneficially own 3,722,456 ADSs, which is the number of ADSs the Supporting Stockholders represented they beneficially own in their respective Voting Agreements.

As a result of the Voting Agreements, the Reporting Persons may be deemed to beneficially own 3,722,456 ADSs beneficially owned by the Supporting Stockholders collectively, which represents for the purposes of Rule 13d-3 promulgated under the Act, 8.18% of the issued and outstanding ADSs as of March 24, 2021 as represented by the Issuer in the Merger Agreement.

Except as set forth above, no Reporting Person beneficially owns any ADSs. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the ADSs referred to herein for the purposes of Section 13(d) of the Act or the rules promulgated thereunder, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. All ADSs are reported to the knowledge of the Reporting Persons based on the representations of Issuer. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Section 13(d) of the Act or the rules promulgated thereunder. The filing of this Statement shall not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) of the Act or the rules promulgated thereunder.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any ADSs.

(c) Except as described in this Statement, no transactions in the ADSs have been effected during the past 60 days by any Reporting Person.

(d) To the knowledge of the Reporting Persons, no other person besides the Supporting Stockholders and those persons for whose ADSs the Supporting Stockholders report beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 6, 2021, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d(k)(1) of the Act.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:

Joint Filing Agreement, dated April 6, 2021 by and among Carlyle Aviation Services V UGP Ltd., Carlyle Aviation Services V LP, SASOF International Master Fund V LP, Carlyle Aviation Elevate Ltd, William D. Hoffman and Robert G. Korn.

Exhibit 2:	Agreement and Plan of Merger dated as of March 27, 2021 by and among Carlyle Aviation Elevate Ltd., Carlyle Aviation Elevate Merger Subsidiary Ltd. and Fly Leasing Limited (incorporated by reference to Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

Exhibit 3:	Sub-Servicing Agreement dated as of March 27, 2021 by and among BBAM US LP, BBAM Aviation Services Limited, Carlyle Aviation Management Limited, Fly Leasing Management Co. Limited, Carlyle Aviation Elevate Ltd. and Fly Leasing Limited (incorporated by reference to Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

Exhibit 4:	Assignment and Assumption of Contracts dated March 27, 2021 by and among Fly Aladdin Holdings Limited, BBAM Elevate Limited Partnership, BBAM Limited Partnership and Fly Leasing Limited (incorporated by reference to Exhibit 99.4 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

Exhibit 5:	Form of Voting Agreement (incorporated by reference to Exhibit 99.5 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

Exhibit 6:	Limited Guarantee, dated as of March 27, 2021, by SASOF V LP and SASOF Offshore V LP, in favor of Fly Leasing Limited (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2021

Carlyle Aviation Services V UGP Ltd.

/s/ William D Hoffman
Name: William D. Hoffman
Title: Director

Carlyle Aviation Services V LP

By: Carlyle Aviation Services V UGP Ltd., its general partner

/s/ William D. Hoffman
Name: William D. Hoffman
Title: Director

SASOF International Master Fund V LP

By: Carlyle Aviation Services V LP, its general partner
By: Carlyle Aviation Services V UGP Ltd., its general partner

/s/ William D. Hoffman
Name: William D. Hoffman
Title: Director

Carlyle Aviation Elevate Ltd.

/s/ William D. Hoffman
Name: William D. Hoffman
Title: Director

Robert G. Korn
/s/ Robert G. Korn

William D. Hoffman
/s/ William D. Hoffman

INDEX TO EXHIBITS

Exhibit 1:

Joint Filing Agreement, dated April 6, 2021 by and among Carlyle Aviation Services V UGP Ltd., Carlyle Aviation Services V LP, SASOF International Master Fund V LP, Carlyle Aviation Elevate Ltd, William D. Hoffman and Robert G. Korn.

Exhibit 2:	Agreement and Plan of Merger dated as of March 27, 2021 by and among Carlyle Aviation Elevate Ltd., Carlyle Aviation Elevate Merger Subsidiary Ltd. and Fly Leasing Limited (incorporated by reference to Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

Exhibit 3:	Sub-Servicing Agreement dated as of March 27, 2021 by and among BBAM US LP, BBAM Aviation Services Limited, Carlyle Aviation Management Limited, Fly Leasing Management Co. Limited, Carlyle Aviation Elevate Ltd. and Fly Leasing Limited (incorporated by reference to Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

Exhibit 4:	Assignment and Assumption of Contracts dated March 27, 2021 by and among Fly Aladdin Holdings Limited, BBAM Elevate Limited Partnership, BBAM Limited Partnership and Fly Leasing Limited (incorporated by reference to Exhibit 99.4 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

Exhibit 5:	Form of Voting Agreement (incorporated by reference to Exhibit 99.5 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).
Exhibit 6:	Limited Guarantee, dated as of March 27, 2021, by SASOF V LP and SASOF Offshore V LP, in favor of Fly Leasing Limited (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K dated March 30, 2021).

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and officers of Carlyle Aviation Services V UGP Ltd., Carlyle Aviation Services V LP, SASOF International Master Fund V LP and Carlyle Aviation Elevate Ltd. are set forth below.

Name	Business Address	Principal Occupation	Citizenship
William D. Hoffman	848 Brickell Avenue, Suite 500, Miami, FL 33131	Businessman	United States of America
Robert G. Korn	848 Brickell Avenue, Suite 500, Miami, FL 33131	Businessman	United States of America
Ciana Casey	Carlyle Aviation Management Limited, Connaught House, 1 Burlington Rd., Dublin 4	Attorney at law	Ireland
Marcus Miller	Carlyle Aviation Management Limited, Connaught House, 1 Burlington Rd., Dublin 4	Businessman	Ireland